

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2015

<u>Via E-mail</u>
Oeshadebie Toelaram-Waterford
Chief Executive Officer
Trimax Consulting, Inc.
319 S. Robertson Blvd., 2nd Floor
Beverly Hills, CA 90211

> **Re: Trimax Consulting, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 30, 2015**
> **File No. 333-200344**

Dear Ms. Toelaram-Waterford:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Plan of Operation, page 28</u>

1. We note your revised disclosure in response to comment 3 of our letter dated January 16, 2015 indicating an estimated minimum cost of $250,000 for your plan of operations over the next twelve months. We also note your disclosure in your Results of Operations from May 19 through October 31, 2014 on page 29 and your disclosure in your Development Stage and Capital Resources section on page 29 indicating that you require a minimum of $40,000 of funding from the offering to implement your plan of operations for the next twelve months. Please revise to reconcile this discrepancy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Adam S. Tracy, Esq. (via E-mail)